November 3rd, 2014

Maxcom Telecomunicaciones, S.A.B. de C.V.

Mexico City, Mexico, November 3rd, 2014 - Maxcom Telecomunicaciones, S.A.B. de C.V. (NYSE: MXT, BMV: MAXCOM.CPO) (“Maxcom” or “the Company”) announced today the appointment of Mr. Emilio Flores Madero as its new Marketing and Product Vice President, who joins today at the Company.

Mr. Flores Madero holds a master degree on International Business and Processes from the University of Notre Dame, as well as he has over 20 years of experience in high management positions in different multinational companies. His long and diverse professional career includes experience in different areas such as technology & telecommunications, payment solutions, consultative sales, business development, corporate finance, strategic and financial planning, operations, project management, marketing and market intelligence in national and international companies, such as Sports World, Telefónica, Procter & Gamble, Whirlpool Corp, Visa Internacional, amongst others.

The incorporation of Mr. Emilio Flores Madero will be determinant for maximize the evolution of Maxcom on marketing and product areas, which will allow the business expansion with high quality in the customer service.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright Mexico City, Mexico (52 55) 4770-1170 rodrigo.wright@maxcom.com